Exhibit 99.11

Metal Storm Limited
ABN 99 064 270 006
PO Box 3221
Darra, Queensland 4076
Australia
Tel: +61 7 3147 8600
Fax: +61 7 3147 8610
Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com

Notice of Meeting of Shareholders

and Explanatory Statement

Meeting to be held at Brisbane Polo Club, Naldham House,

1 Eagle Street, Brisbane, 4000

on Monday, 16 July 2012

commencing at 10am Brisbane time

6600772/18

Contents

Chairman’s Letter	3

Notice of Meeting of Shareholders	5

Explanatory Statement	8

Part A: Background	8

Part B: Resolution	15

Part C: Glossary	22

Part D: Summary of proposed amendments to the Note Terms	25

Part E: Pro-forma Balance Sheet	26

6600772/18	Page 2 of 28

Chairman’s Letter

Dear Shareholders,

The Company continues its efforts to obtain financial stability. This Notice of Meeting provides important information on restructuring transactions for which we are seeking Shareholder approval. If we obtain your approval, the transactions will enable us to eliminate the majority of our Secured Note debt and provide us with an injection of working capital essential to move forward with our commercialisation program.

In summary, the Company announced recently that it had signed agreements with Luxinvest for the subscription of $4.65 million of new equity which will be used to fund a reduction of the Company’s Secured Note debt and to provide a substantial injection of essential working capital to further the MAUL, FireStorm and Managed Lethality Grenade Launcher non-lethal weapon programs.

Under one of the agreements, ASOF, the holder of the majority of the Company’s Secured Notes, has agreed to:

•	redeem $9.0 million of Secured Notes for $1.7 million cash;

•	convert $1.4 million of Secured Notes into shares; and

•	forgive a further $1.5 million of Secured Notes under an existing debt forgiveness deed.

The redemption, conversion and forgiveness of $11.9 million of Secured Notes debt will materially improve the Company’s balance sheet and reduce the potential for further dilution, as these Secured Notes can no longer be converted into Shares.

The deal also increases working capital by $2.95 million, after the redemption of Secured Notes, enabling the Company to focus on its product delivery program.

The Company has been striving to raise capital in a difficult global financial environment while carrying a very high level of secured debt on its balance sheet. Through the transactions, the Company is able to eliminate the majority of the Secured Note debt at a much lower dilution than if it had been converted into Shares. The Board considers that with the lower debt burden, the fundamental value of the Company’s equity is improved and Company should be more attractive to Shareholders and other investors. The Company notes that it has received an increased interest from new potential investors since the restructuring was announced.

Although the Company has needed to make refinancing its fundamental priority, the Company has continued to develop and prepare its product for market and market interest in the non-lethal applications of the Company’s technology has not diminished. Provided the Company can obtain $10 million – $12 million of net additional capital (i.e excluding any financing or transaction costs), the Company expects that it should be able to advance the pre-production phase of its non-lethal weapon programs and take orders in the near term.

6600772/18	Page 3 of 28

The Board recommends that Shareholders vote in favour of the Resolution to approve the transactions.

Please read the Notice of Meeting and accompanying Explanatory Statement, together with the attached Independent Expert’s Report, carefully before to deciding how to vote.

/s/ Terry O’Dwyer

Terry O’Dwyer

Chairman

6600772/18	Page 4 of 28

Notice of Meeting of Shareholders

Notice is hereby given that a meeting of Shareholders of Metal Storm Limited ACN 064 270 006 will be held at Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane, 4000, on Monday, 16 July 2012 commencing at 10am Brisbane time.

Business

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, subject to and conditional on Note Holder approval of the Note Holder Resolution, the following be authorised and approved:

(a)	for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited and all other purposes:

(i)	the modification of the Note Terms, by amending the Note Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting;

(ii)	the issue of 1,555,555,500 Shares to ASOF upon the conversion of the Conversion Notes as described in the Explanatory Statement; and

(iii)	the issue of the Luxinvest Converting Security as described in the Explanatory Statement; and

(b)	for the purposes of Section 611 Item 7 of the Corporations Act and for all other purposes:

(i)	the issue of 4,875,000,000 Shares (being the Luxinvest Tranche 2 Shares) pursuant to the Luxinvest Agreement to Luxinvest Capital Advisors S.A at a price of $0.0008 per Share as described in the Explanatory Statement;

(ii)	the issue of 125,000,000 Shares (being the Subscription Shares) pursuant to the Umbrella Deed to Luxinvest Capital Advisors S.A. at a price of $0.0008 per Share as described in the Explanatory Statement;

(iii)	the issue of 250,000,000 Shares (being the Fee Shares) pursuant to the Umbrella Deed to Luxinvest Capital Advisors S.A. at a price of $0.0008 per Share as described in the Explanatory Statement; and

(iv)	the issue of up to 375,000,000 Shares (being the Luxinvest Conversion Shares) to Luxinvest Capital Advisors S.A. upon the conversion of the Luxinvest Converting Security as described in the Explanatory Statement.”

Explanatory Statement

The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it. The Glossary in Part C of the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.

Independent Expert’s Report

In addition to the accompanying Explanatory Statement, the Independent Expert’s Report is attached to this Notice of Meeting and should be read in conjunction with it.

6600772/18	Page 5 of 28

Voting Entitlements

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Directors have determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set out in the register of Shareholders as at 10am (Brisbane time) on 14 July 2012. Accordingly, transactions registered after that time will be disregarded in determining a Shareholder’s entitlement to attend and vote at the meeting.

Voting Exclusion Statement

The Company will disregard any votes cast on the Resolution by ASOF, Luxinvest and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed, and any of their associates.

However, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

Please note that:

a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;

b)	a proxy need not be a Shareholder of the Company;

c)	a Shareholder may appoint a body corporate or an individual as its proxy;

d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a form or letter of appointment of corporate representative should be completed and lodged in the manner specified below.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising them to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Corporate Representative form is available from the Company’s share registry if required.

6600772/18	Page 6 of 28

By Order of the Board of Directors

Brett Farmer
Company Secretary
Metal Storm Limited
15 June 2012

6600772/18	Page 7 of 28

Explanatory Statement

The Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on 16 July 2012.

The Explanatory Statement should be read in conjunction with the Notice of Meeting. An Independent Expert’s Report has been prepared by the Independent Expert in relation to the transactions the subject of the Resolution and is attached to the Explanatory Statement.

Capitalised terms used in the Explanatory Statement are defined in the Glossary.

Part A: Background

1	Transaction

On 18 April 2012, the Company announced that it had entered into the Luxinvest Agreement and the Umbrella Deed pursuant to which, amongst other things, the Company would issue new Shares to Luxinvest and ASOF and reduce the number of outstanding Secured Notes on issue. The terms of the Luxinvest Agreement and the Umbrella Deed and their effect on the share and debt structuring of the Company are described in sections 2, 3 and 4 below.

Over the past two years the Company’s difficulty in finding suitable capital investors has been well documented. The Board consider the transactions contemplated by the Luxinvest Agreement and the Umbrella Deed to be beneficial to Shareholders and other investors in the Company by providing a capital injection of $4.65 million, $1.7 million of which will be used to facilitate the redemption of Secured Notes. This redemption, together with the conversion into Shares of further Secured Notes, will eliminate Secured Notes with an aggregate Face Value of approximately $11.9 million.

The subscriptions for Shares and a converting security by Luxinvest provides the Company with a substantial injection of funding needed in order to progress the MAUL, FireStorm and Managed Lethality Grenade Launcher non-lethal weapon programs towards limited production. Further, the Company considers that the deleveraging of the Company through the elimination, redemption and conversion of convertible securities held by ASOF increases the fundamental equity value of the Company and should make the Company more attractive to Shareholders and other potential investors.

The Directors are mindful the transactions the subject of the Luxinvest Agreement and the Umbrella Deed will dilute Shareholders as a result of the issue of up to 7,618,055,500 Shares. However, the Directors note that this dilution is offset by the redemption or forgiveness of 77,742,023 Secured Notes which could have resulted in the issue of up to 11,661,303,450 Shares. In the Independent Expert’s Report, the Independent Expert has stated that in its opinion the transactions are not fair but reasonable to Shareholders.

The transactions do not solve the Company’s funding challenges and the Group still requires a major capital raising in order to enable the Group to get one or more of its products to a production-ready stage and commence the marketing process. For the Company to get to that stage, it is expected to need $10 million – $12 million of net additional capital (i.e excluding any financing or transaction costs). The actual amount of funding required is difficult to forecast due to the nature of the Company’s research and development activities.

A pro-forma balance sheet has been prepared by the Company based on the audited statement of financial position of the Group as at 31 December 2011. The pro-forma balance sheet, which has not

6600772/18	Page 8 of 28

been audited or reviewed, shows the effect on the statement of financial position of the Group of the transactions contemplated by the Luxinvest Agreement and the Umbrella Deed, the amendments to the Note Terms approved by Shareholders and Note Holders on 12 January 2012 and other transactions set out in the notes to the pro-forma balance sheet as if they had occurred on 31 December 2011. The pro-forma balance sheet is set out in Part E of the Explanatory Statement and must be read in conjunction with the notes to such pro-forma balance sheet and the Explanatory Statement.

2	Luxinvest Agreement

2.1	Luxinvest Capital Advisors S.A.

Luxinvest Capital Advisors S.A is a boutique corporate advisory firm based in Luxembourg. It is wholly owned by its principal, Mr Alain Mestat, a former Senior Vice President and Director at Banque Privée Edmond de Rothschild Europe.

Luxinvest specialises in providing advisory services for investments and acquisitions in small to mid cap private and public entities, particularly in the clean energy, environmental and high tech space. Its clients are mainly wealthy private individuals and family offices. Examples of these investments include Electro Engine, VaxCure and H2WIN.

More recently Luxinvest has branched out into direct private equity investment in these same industries. It invests funds acquired from its principal and a range of other investors groups. It focuses on investments where the target company has substantial intellectual property, and seeks to assist the company to take advantage of Luxembourg’s legal regime and structures to maximise value and return. Luxinvest also offers access to its extensive contacts across the Middle East and India to support business development for the companies in which it invests.

Luxinvest’s only associate is its owner, Alain Mestat.

The Company notes that it announced on 2 April 2012 that it had entered into a subscription agreement with Luxinvest pursuant to which Luxinvest agreed to subscribe for 4,375,000,000 Shares at an issue price of $0.0008 per Share (the Initial Luxinvest Subscription Agreement). Those Shares were issued to four individuals (being Andrew Doyle, Dirk Vermeersche, Eduoard de Burlet and Anup Jain in differing proportions and on various dates) pursuant to Luxinvest’s right under the Initial Luxinvest Subscription Agreement to nominate subscribers for those Shares in place of Luxinvest. Luxinvest has informed the Company that none of those subscribers are associates of Luxinvest and the Company has no reason to believe such subscribes are associates of Luxinvest or any other Shareholder.

2.2	Principal terms

Pursuant to the Luxinvest Agreement, Luxinvest has agreed to subscribe for new Shares in two tranches as set out in the table below.

Tranche	Number of Shares	Issue Price per Share	Subscription Amount
Luxinvest Tranche 1 Shares	437,500,000	$0.0008	$350,000
Luxinvest Tranche 2 Shares	4,875,000,000	$0.0008	$3,900,000

Total	5,312,500,000		$4,250,000

6600772/18	Page 9 of 28

The obligations of the parties in relation to the Luxinvest Tranche 1 Shares were conditional upon the Company obtaining Shareholder approval for the issue under Listing Rule 7.1. The Company received such approval at the Annual General Meeting on 31 May 2012.

As at 8 June 2012 (being the last practicable date prior to the date of this Notice of Meeting), Luxinvest has no voting power in the Company. As a result of the issue of the Luxinvest Tranche 2 Shares (whether or not the Luxinvest Tranche 1 Shares are issued to Luxinvest), Luxinvest’s voting power in the Company will exceed 20% (see section 4 of this Part A of the Explanatory Statement for further details on Luxinvest’s possible voting power). Therefore, the obligations of the parties in relation to the Luxinvest Tranche 2 Shares are conditional upon the Company obtaining Shareholder approval under the takeovers provisions (item 7 of section 611) of the Corporations Act for the issue of those Shares to Luxinvest. The Umbrella Deed provides that the issue of the Luxinvest Tranche 2 Shares is also conditional on completion under the Umbrella Deed. The obligation of Luxinvest to subscribe for the Luxinvest Tranche 2 Shares terminates if Shareholder approval for that tranche has not been satisfied or waived by 3 September 2012.

3	Umbrella Deed

3.1	Principal terms

Pursuant to the Umbrella Deed with ASOF and Luxinvest:

•	the Company will redeem 66,414,640 Secured Notes (having an aggregate face value of approximately $9.0 million) (Redemption Notes) from ASOF for $1.7 million cash;

•	ASOF will convert 10,370,370 Secured Notes (with an aggregate face value of approximately $1.4 million) (Conversion Notes) into 1,555,555,500 Shares at an issue price of $0.0009;

•	ASOF will forgive 11,327,383 Secured Notes (with an aggregate face value of approximately $1.5 million) (Forgiveness Notes) under an existing deed of debt forgiveness;

•

Luxinvest has provided a deposit of $400,000 (Deposit) to an escrow agent. On Completion, Luxinvest is entitled to repayment of the Deposit and has irrevocably directed the escrow agent to pay it to the Company as the subscription price for the Luxinvest Converting Security and 125,000,000 Shares (Subscription Shares); and

•	the Company will issue 250,000,000 Shares (at a nominal issue price of $0.0008) (Fee Shares) to Luxinvest as a fee for providing the Deposit.

The redemption of the Redemption Notes and the conversion of the Conversion Notes on the terms of the Umbrella Deed require an amendment to the Note Terms.

ASOF has agreed not to transfer the Redemption Notes, the Conversion Notes and the Forgiveness Notes prior to Completion.

3.2	Conditions

Completion under the Umbrella Deed is conditional on:

•

Shareholder approval for the issue of the Luxinvest Tranche 2 Shares, the Subscription Shares, the Fee Shares and the Luxinvest Converting Security to Luxinvest in accordance with the Luxinvest Agreement and the Umbrella Deed for the purposes of Listing Rule 7.1 and the takeovers provisions (item 7 of section 611) of the Corporations Act;

•	Shareholder approval for the issue of Shares to ASOF in accordance with the Umbrella Deed for the purposes of Listing Rule 7.1;

•	Shareholder and Note Hold approval for the amendment to the Note Terms; and

•	completion under the Luxinvest Agreement.

6600772/18	Page 10 of 28

The conditions requiring Shareholder approval will be satisfied if the Resolution is approved. The conditions must be satisfied by 17 July 2012. Unless the parties agree otherwise, Completion will take place on the fourth business day after all of the conditions have been satisfied or waived.

Further, if an insolvency event (as defined in the Umbrella Deed) occurs in relation to the Company prior to Completion, ASOF will not be under an obligation to complete the Umbrella Deed.

3.3	Transfer restriction on Shares issued pursuant to the Conversion Notes

If Completion occurs, ASOF will be issued with 1,555,555,500 Shares on conversion of the Conversion Notes, representing a voting power of approximately 12.6% in the Company on Completion (assuming no Shares other than those referred to in the Explanatory Statement are issued by the Company after 8 June 2012 (being the last practicable date prior to the date of the Notice of Meeting)).

ASOF has agreed not to sell, transfer or encumber the Shares issued to it on conversion of the Conversion Notes until 18 October 2012 or, if the Company has raised $5 million in additional funding by that date, 18 April 2013.

3.4	Director Nominee

Under the Umbrella Deed, ASOF has the right but not the obligation to appoint a person who is acceptable to the Board as a Director. If that Director is not re-elected at the next general meeting of the Company after his or her appointment, provided ASOF retains Shares in the Company, ASOF has the right but not the obligation to nominate a replacement Director. This right expires 12 months after Completion.

ASOF has not informed the Company of an intention to appoint a person as a Director pursuant to this right.

3.5	Pre-emptive right on further capital raising

The Company has agreed that it shall not, until the date which is 12 months after Completion:

(a)	enter into a transaction pursuant to which the Company issues or sells any debt, equity or equity-linked securities (including options) that are convertible into, exchangeable or exercisable for, or include the right to receive Shares:

•	at a conversion, exercise or exchange rate or other price that is based on, and/or varies with, the trading prices of, or quotations for, the Shares;

•

at a conversion, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events; or

•	at a fixed issue price, conversion, exercise or exchange rate; or

(b)	issue any securities in a capital or debt raising transaction or series of related transactions which grant an investor the right to receive additional securities based upon a future transaction of the Company on terms more favourable than those granted to such investor in such first transaction or series of related transactions.

The prohibition applies to transactions generally referred to as equity lines of credit and stand-by equity distributions, and convertible securities and loans having a similar effect but does not prohibit rights issues or issues under a share purchase plan.

If the Company wishes to undertake a transaction with a third party that would be prohibited, it must offer ASOF the first right to enter into the transaction on the same terms as those proposed to the third

6600772/18	Page 11 of 28

party. ASOF may accept the offer for some or all of the total amount to be raised under the proposed transaction. If ASOF accepts for part only of the transaction, the Company may enter into the balance with a third party or parties. If ASOF declines to enter into the transaction at all or does not respond within 5 business days of the offer, the Company may enter into the transaction with the proposed third party or parties.

In addition, the Company has agreed that until the date which is 12 months after Completion it shall not, without the prior written consent of ASOF, undertake a transaction with a third party or parties in which the Company issues or sells any debt, equity or equity-linked securities (including options) that are convertible into, exchangeable or exercisable for, or include the right to receive Shares at an issue price, conversion, exercise or exchange rate or other price of less than $0.0008 per Share and where the amount raised by, or the consideration paid to, the Company is more than $2 million.

3.6	Terms of the Luxinvest Converting Security

The Luxinvest Converting Security will have a face value of $300,000 and a maturity date of 36 months after the date of issue. The Luxinvest Converting Security does not bear interest and, once converted into Shares, those Shares will rank equally with all other Shares in all respects. The Luxinvest Converting Security must be converted by Luxinvest into Shares at any time after the date of issue provided that it is fully converted on or before the maturity date. The price at which the Luxinvest Converting Security may be converted into Shares is the lower of:

•	$0.0008; or

•	the VWAP of Shares in the 5 business days immediately prior to the date a conversion notice is given, multiplied by 90% and rounded down to four decimal places.

The Luxinvest Converting Security is transferable and does not grant its holder the right to: (a) any dividends declared by the Company; (b) vote at general meetings of the Company; or (c) participate in any equity or other capital raising of the Company.

In the event of a reorganisation of the capital of the Company, the rights of the holder of the Luxinvest Converting Security will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital and convertible securities at the time of the reorganisation. Any change to the rights of the holder of the Luxinvest Converting Security must:

•	have the effect that such security holder does not receive a benefit that Shareholders do not receive, except as permitted by the ASX Listing Rules; and

•	not have an effect which is prejudicial to the interests of such security holder.

Other than as described above, the terms of the Luxinvest Converting Note may only be amended by the Company and the securityholder, subject to Shareholder approval if required by the ASX Listing Rules.

In no circumstances will the Company repay or redeem, or can it be required by the security holder to repay or redeem, any amount of the face value of the Luxinvest Converting Security.

3.7	Termination of the Umbrella Deed

Either ASOF or the Company may terminate the Umbrella Deed prior to Completion if any condition has become incapable of satisfaction and that condition has not been waived or if any condition is not satisfied or waived by 17 July 2012 (or such other date as the Company and ASOF may agree in writing).

Either ASOF or the Company may also terminate the Umbrella Deed at any time if:

(a)	the Company has suffered an insolvency event (as defined in the Umbrella Deed); or

6600772/18	Page 12 of 28

(b)	in the event of an unremedied breach by the other party.

4	Luxinvest’s voting power

4.1	Maximum voting power

As at 8 June 2012 (being the last practicable date prior to the date of this Notice of Meeting), Luxinvest and its associates do not hold any Shares in the Company.

If Completion occurs, and assuming the Luxinvest Tranche 1 Shares are issued to Luxinvest prior to Completion, Luxinvest will hold 5,687,500,000 Shares immediately following the issue of the Shares to be issued to Luxinvest and ASOF on Completion. This represents a voting power of approximately 45.9% in the Company.

Pursuant to the Luxinvest Converting Security, Luxinvest could convert such security into a maximum of 375,000,000 Shares. If Completion occurs, Luxinvest has acquired the Luxinvest Tranche 1 Shares and the Luxinvest Converting Security converts into the maximum number of Shares, Luxinvest will hold 6,062,500,000 Shares, which would represent a voting power of approximately 47.5%.

The table below summaries these figures.

Luxinvest Share holdings and voting power

Event	As at 8 June 2012 (being the last practicable date prior to the date of the Notice of Meeting)	On Completion (assuming Luxinvest is issued the Luxinvest Tranche 1 Shares)	On conversion of the Luxinvest Converting Security (assuming Completion occurs and Luxinvest is issued the Luxinvest Tranche 1 Shares)
Voting power	0%	45.9%	47.5%
Shares held by Luxinvest	0	5,687,500,000	6,062,500,000

The voting power percentages above assume that no Shares (whether on the conversion of Notes or otherwise) other than those referred to in the Explanatory Statement are issued by the Company and Luxinvest does not acquire or sell any Shares from or to a third party after 8 June 2012 (being the last practicable date prior to the date of the Notice of Meeting).

In accordance with the Corporations Act, a Shareholder with a voting power of in excess of 20% and less than 90% may acquire an additional 3% voting power every 6 months without Shareholder approval and without being required to make a takeover bid. While the maximum voting power Luxinvest may obtain as a result of the transactions referred to in this Explanatory Statement is less than 50%, it could acquire Shares giving it an additional 3% voting power 6 months after Completion which could result in its voting power increasing above 50% (see section 4.2 below).

The Company notes that Luxinvest has no right under the Luxinvest Agreement or the Umbrella Deed to nominate subscribers to subscribe (in place of Luxinvest) for the Shares to be issued to Luxinvest under those documents. However, the Company understands that it is likely that Luxinvest will seek permission to so nominate third parties to subscribe for some or all of such Shares in its place and the Company notes that it is likely to treat any such request favourably. Notwithstanding this potential eventuality, this Notice of Meeting seeks approval for Luxinvest to acquire the all of those Shares.

6600772/18	Page 13 of 28

4.2	Effect of control

Luxinvest’s maximum voting power is close to 50%. If Luxinvest’s voting power exceeds 50%, Luxinvest will have the power to pass an ordinary resolution at a general meeting of the Company, including resolutions to appoint or remove any or all Directors of the Company. Further, while Luxinvest’s voting power exceeds 25%, it will have the ability to block a special resolution of the Shareholders (which requires 75% approval). Luxinvest may, in practice, have these powers even with a voting power of less than 50% or 25% (as applicable) depending on the number of Shares which are voted on any particular resolution. Accordingly, Luxinvest will have significant influence on the Company.

Luxinvest’s current intentions with regard to the Company are set out in section 4.3 below. However, those intentions may change and Luxinvest could use its voting power to pursue intentions which differ from those set out below.

4.3	Luxinvest’s intentions

The Company has been advised by Luxinvest that it currently:

(a)	has no intention to change the business of the Company;

(b)	has no intention to provide further equity or debt financing to the Company outside of the transactions contemplated by the Luxinvest Agreement and the Umbrella Deed but may participate in capital raisings in the future on a case by case basis subject to appropriate approval by Shareholders if necessary;

(c)	intends to retain the present employees of the Company;

(d)	has no intention to transfer any Company property between the Company and Luxinvest or any of its associates;

(e)	has no intention to redeploy the fixed assets of the Company;

(f)	has no intention to significantly change the financial or dividend distribution policies of the Company; and

(g)	has no intention to appoint or remove one or more persons as Directors of the Company.

5	Consequences of Completion not occurring

5.1	Completion

Completion of the Umbrella Deed is conditional on Shareholder approval being received on the terms of the Resolution prior to 17 July 2012. Under the terms of the Umbrella Deed, completion of the subscription for the Luxinvest Tranche 2 Shares under the Luxinvest Agreement is also conditional on completion occurring under the Umbrella Deed. If the Resolution is not approved at the meeting, the Company will not be able to satisfy the conditions under the Umbrella Deed and it is likely that the Umbrella Deed will be terminated.

If the Umbrella Deed is terminated, the Company will need to find alternative funding.

If the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain an additional source of funding, the Directors may be required to appoint an administrator. See section 5.2 below for further information.

5.2	Consequences of appointing an administrator

If the Directors are required to appoint an administrator it will mean that:

•	the Company will be controlled by the administrator and creditors (which will include Note Holders). The creditors will be given the opportunity to elect a committee to consult with the

6600772/18	Page 14 of 28

administrator about the administration of the Company. The administration process may ultimately result in creditors approving the winding up of the Company which would involve the sale of all of its assets;

•

a default event will occur under the Charge and the Charge will automatically become a fixed charge over the whole of the Company’s assets (including its intellectual property). This will enable the Trustee to take control of, and sell, the Company’s assets in order to repay some or all of the Face Value of the Secured Notes to Secured Note Holders (subject to the rights of certain unsecured creditors preferred by law to be paid in priority to the Secured Note Holders); and

•

a default event will occur under the Trust Deed which will entitle the Trustee to institute proceedings against the Company to recover any moneys owing to both Secured Note Holders and Interest Bearing Note Holders. As the Secured Notes rank in priority to the Interest Bearing Notes and have their Face Value secured by the Charge, Secured Note Holders will need to be paid the full Face Value of their Secured Notes from the net proceeds of the sale of the Company’s assets before any payment can be made to repay the Face Value of (and any outstanding interest owing on) the Interest Bearing Notes or to other creditors.

The Company does not own any significant assets which are readily convertible to cash. The Company’s main asset is its intellectual property, which is inherently difficult to value. The Directors believe that the total value of the Company’s assets is largely dependent on the price that can be obtained for the sale of the Company’s intellectual property, which is uncertain. Until any such sale is completed it is not possible to forecast whether there will be funds available to distribute to Shareholders in a winding up after all creditors (including Secured Note Holders and Interest Bearing Note Holders) have been paid in full.

Part B: Resolution

1	Resolution – paragraphs (a)(i) to (a)(ii)

1.1	Approval of amendments to the Note Terms

Paragraphs (a)(i) to (a)(ii) of the Resolution seeks approval to amend the Note Terms, to issue Shares to ASOF pursuant to the amended Note Terms.

1.2	Amendment of Notes Terms

(a)	Issue of Original Notes and subsequent changes to the Notes

The Company and the Trustee entered into the Trust Deed under which a total of 203,703,704 Original Notes were issued in accordance with a pro rata renounceable rights issue offer on 1 September 2006 to Shareholders and Harmony Investment Fund Limited as a sub-underwriter of the issue.

The Original Notes were issued to fund the advancement of the Group’s commercialisation strategy and to finance specific product development programs. Following the approval of the holders of Original Notes and Shareholders, the Original Notes became Interest Bearing Notes on 31 July 2009 and had their maturity date extended to 1 September 2011. Under an election booklet and prospectus dated 12 August 2009, holders of Interest Bearing Notes were offered the opportunity to elect to hold their Notes as Secured Notes which were also due to mature on 1 September 2011. Approximately 77% of Note Holders elected to hold Secured Notes.

6600772/18	Page 15 of 28

On 29 August 2011, Note Holders approved a six month extension to the maturity date of the Notes to 1 March 2012. On 12 January 2012, Note Holders and Shareholders approved a further extension to the maturity date of the Notes to 1 March 2015 and other amendments including amendments to the conversion price formula and to permit the Debt Forgiveness.

(b)	Notes Terms

Each Note:

•	has a face value of $0.135;

•	is transferable;

•	does not grant its holder the right to:

•	any dividends declared by the Company;

•	vote at general meetings of the Company; or

•	participate in any equity or other capital raising of the Company; and

•

can be converted into Shares at the lesser of $0.0105 per Share or 90% of the average of the five lowest daily VWAPs of Shares during the 20 business days preceding conversion (rounded down to four decimal places).

The Interest Bearing Notes are an unsecured debt obligation of the Company and bear interest at a rate of 10% per annum, with interest payable at the end of each Quarter.

The Secured Notes are secured by a fixed and floating charge over the assets of the Company. They do not bear interest.

In the event of a reorganisation of the capital of the Company, the rights of Note Holders will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital and convertible securities at the time of the reorganisation. Any change to the rights of Note Holder must:

•	have the effect that Note Holders do not receive a benefit that Shareholders do not receive, except as permitted by the ASX Listing Rules; and

•	not have an effect which is prejudicial to the interests of Note Holders.

Other than as noted above and any changes required by law, the Notes Terms may generally only be amended by the Company and the Trustee with the approval of 75% of Note Holders present and entitled to vote on the amendment. Shareholder approval, as described in section 1.3 below, may also be required in relation to an amendment to the Note Terms.

The current Note Terms were released by the Company to ASX on 10 February 2012.

As at 8 June 2012 (being the last practicable date prior to the date of this Notice of Meeting), there were 32,267,794 Interest Bearing Notes and 103,168,880 Secured Notes on issue (including 88,112,393 Secured Notes held by ASOF and subject to the conversion, redemption and debt forgiveness obligations set out in the Umbrella Deed).

(c)	Details of the proposed amendments to the Notes Terms

Shareholders are being asked to consider and approve the amendments to the Note Terms so that:

•	the Company can redeem the Redemption Notes from ASOF for $1.7 million cash; and

•	ASOF can convert the Conversion Notes into 1,555,555,500 Shares at an issue price of $0.0009.

6600772/18	Page 16 of 28

All of the proposed amendments to the Note Terms are summarised in Part D of the Explanatory Statement. The amendments will take effect on and simultaneously with Completion.

The amendments to the Note Terms are relevant for the conversion and redemption of Secured Notes held by ASOF only and will not apply to any other Notes held by any other Note Holder.

Following conversion, redemption and forgiveness of Secured Notes on Completion in accordance with the Umbrella Deed and the Debt Forgiveness, ASOF will not hold any Notes.

(d)	Approval of Note Holders

A Note Holder meeting will be held at 11am (Brisbane time) at Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane, 4000 on 16 July 2012 for Note Holders to consider and, if thought fit, approve a resolution to amend the Note Terms in the manner described in paragraph (c) above (Note Holder Resolution). The Company does not intend to put the Resolution to Shareholders if the Note Holder Resolution is not passed by Note Holders.

The Note Holder Resolution must be determined by a poll as an extraordinary resolution. An extraordinary resolution must be approved at a meeting of Note Holders entitled to cast not less than 75% of the votes of all Note Holders present or represented and voting at the meeting.

A copy of the notice of meeting of Note Holders and the Note Terms with the proposed amendments marked up are available for inspection during business hours prior to the meeting at the registered office of the Company at 29 Sudbury Street, Darra, Queensland 4076. Alternatively, copies are available on the Company’s website (www.metalstorm.com).

1.3	Shareholder approval under ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued ordinary share capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.

ASX considers that the proposed amendments to the Note Terms are akin to a new issue of Notes and has advised the Company that Shareholder approval is required under ASX Listing Rule 7.1 for the proposed amendments to the Note Terms. This approval is sought in paragraph (a)(i) of the Resolution.

ASX Listing Rule 7.2 exception 4 provides that if the Company complies with the ASX Listing Rules when issuing convertible securities, the subsequent conversion of those convertible securities into Shares will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1. This means that if Shareholder approval for the Resolution is obtained, all of the Shares that are subsequently issued upon the conversion of the Notes will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1. For completeness, paragraph (a)(ii) of the Resolution specifically approves the issue of the Shares to be issued to ASOF on conversion of the Conversion Notes.

1.4	Information required by ASX Listing Rule 7.3

If the Resolution is passed, paragraph (a)(i) will not result in the issue of any additional Notes. There will be no new allottees and no funds will be raised by the proposed amendments to the Note Terms or the conversion of the Conversion Notes on Completion.

All of the proposed amendments to the Note Terms are summarised in Part D of the Explanatory Statement. Paragraph 1.2(d) provides details about how to obtain a copy of the Note Terms showing the proposed amendments.

6600772/18	Page 17 of 28

2	Resolution – paragraph (a)(iii)

2.1	Issue of the Luxinvest Converting Security

As described in section 3 of Part A of the Explanatory Statement, pursuant to the terms of the Umbrella Deed, Luxinvest has agreed to subscribe for the Luxinvest Converting Security.

2.2	Shareholder approval under Listing Rule 7.1

ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued ordinary share capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.

The Luxinvest Converting Security is an equity security. For the purpose of ASX Listing Rule 7.1, it is treated as being equivalent to the number of Shares it could convert into as at the date it is issued, being 375,000,000.

Shareholder approval is being sought for the purposes of ASX Listing Rule 7.1 to ensure that it has the maximum flexibility to take advantage of any funding opportunities that may arise without further reference to Shareholders.

2.3	Information required by the ASX Listing Rules

For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Number of Luxinvest Converting Securities	1

Face value of Luxinvest Converting Security	$300,000

Maximum number of Shares that may be issued on conversion	Up to 375,000,000 Shares

Issue price	$0.0008 or higher pursuant to the formula set out in section 3.6 of Part A of the Explanatory Statement

Terms of the securities	The terms of the Luxinvest Converting Security are set out in section 3.6 of Part A of the Explanatory Statement

Name of the allottees	Luxinvest

Date of issue	Expected four business days after the Resolution is approved, and in any event no later than three months after the date of approval

Intended use of funds raised	Working capital and redemption of the Redemption Notes

6600772/18	Page 18 of 28

3	Resolution – paragraph (b)

3.1	Issue of the Luxinvest Tranche 2 Shares, the Subscription Shares, the Fee Shares and the Luxinvest Conversion Shares

As described in sections 2 and 3 of Part A of the Explanatory Statement, pursuant to the terms of the Luxinvest Agreement and the Umbrella Deed, Luxinvest has agreed to subscribe for:

(a)	a total of 5,250,000,000 Shares on Completion, being:

•	the Tranche 2 Shares;

•	the Subscription Shares; and

•	the Fee Shares; and

(b)	the Luxinvest Converting Security which could result in the issue of up to 375,000,000 Shares.

3.2	Shareholder approval under item 7 of section 611 of the Corporations Act

Pursuant to section 606(1) of the Corporations Act, a person must not acquire a relevant interest in issued voting shares in a listed company if the person acquiring the interest does so through a transaction in relation to securities entered into by or on behalf of the person and because of the transaction, that person’s or someone else’s voting power in the company increases:

(a) from 20% or below to more than 20%; or

(b) from a starting point that is above 20% to below 90%.

The calculation of a person’s voting power in a company involves determining the voting shares in the Company in which the person and the person’s associates have a relevant interest.

Item 7 of section 611 of the Corporations Act provides an exception to the prohibition under section 606 of the Corporations Act. This exception provides that a person may acquire a relevant interest in a company’s voting shares if shareholders of the company approve the acquisition.

On Completion, Luxinvest will be issued with 5,250,000,000 Shares. On that basis and assuming the Luxinvest Tranche 1 Shares are issued to Luxinvest and the only other Shares that are issued on Completion are those issued to ASOF on conversion of the Conversion Notes, Luxinvest’s voting power will increase to 45.9%. If the maximum number of Shares that may be issued pursuant to the Luxinvest Converting Security are also issued (being 375,000,000 Shares), Luxinvest’s maximum voting power would be 47.5%. Accordingly, Shareholder approval is being sought for the purposes of item 7 of section 611 of the Corporations Act for the issue of up to 5,625,000,000 Shares to Luxinvest (in addition to the Luxinvest Tranche 1 Shares) which would give Luxinvest a voting power of up to 47.5%. The voting power of Luxinvest at various stages in the transactions the subject of the Explanatory Statement is set out in the table in section 4.1 of Part A of the Explanatory Statement.

ASX Listing Rule 7.2 exception 16 provides that if the issue of Shares has been approved for the purposes of item 7 of section 611 of the Corporations Act, the issue of those Shares will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

3.3	Information required by the Corporations Act

For the exception in item 7 of Section 611 of the Corporations Act to apply, Shareholders must be given all information known to Luxinvest or their associates, or known to the Company, that is material to the decision on how to vote on the Resolution.

6600772/18	Page 19 of 28

Number of Shares to be issued	Luxinvest Tranche 2 Shares: 4,875,000,000 Subscription Shares: 125,000,000 Fee Shares: 250,000,000 Luxinvest Conversion Shares: up to 375,000,000 Total: up to 5,625,000,000 Shares

Issue price

Luxinvest Tranche 2 Shares, the Subscription Shares and Fee Shares: $0.0008

Luxinvest Conversion Shares: $0.0008 or higher pursuant to the formula set out in section 3.6 of Part A of the Explanatory Statement

Terms of the securities	Fully paid ordinary shares

Name of the allottees	Luxinvest

Maximum voting power of Luxinvest and its associates as a result of the issue	47.5%

Maximum increase in the voting power of Luxinvest and its associates as a result of the issue	47.5%

Date of issue

Luxinvest Tranche 2 Shares and the Subscription Shares and Fee Shares: Expected four business days after the Resolution is approved, and in any event no later than three months after the date of approval

Luxinvest Conversion Shares: Within 36 months of the date of issue of the Luxinvest Converting Security

Intended use of funds raised

Luxinvest Tranche 2 Shares and the Subscription Shares: working capital and redemption of the Redemption Notes

Fee Shares and Luxinvest Conversion Shares: no funds will be raised on the issue of such Shares

The voting power percentages above assume that no Shares (whether on the conversion of Notes or otherwise) other than those referred to in the Explanatory Statement are issued by the Company and Luxinvest does not acquire or sell any Shares from or to a third party after 8 June 2012 (being the last practicable date prior to the date of the Notice of Meeting).

There are no agreements (other than the Luxinvest Agreement and the Umbrella Deed) between the Company and Luxinvest or any of it associates that are conditional on Shareholders passing the Resolution.

6600772/18	Page 20 of 28

The voting power of Luxinvest at various stages in the transactions the subject of the Explanatory Statement is set out in the table in section 4.1 of Part A of the Explanatory Statement.

3.4	Luxinvest’s intentions

Luxinvest’s intentions with regard to the Company are set out in section 4.3 of Part A of the Explanatory Statement.

4	Consequences if the Resolution is not approved

If the Resolution is not approved, Completion will not occur. See section 5 of Part A of the Explanatory Statement for further information on the consequences of Completion not occurring.

5	Director’s recommendations

The Directors unanimously recommend that Shareholders vote in favour of the Resolution.

6600772/18	Page 21 of 28

Part C: Glossary

In the Explanatory Statement, the following terms have the following meaning unless the context otherwise requires:

Amendment Deed	the deed between the Company and the Trustee that will be tabled at the meeting and will, if the Resolution and the Note Holder Resolution are approved, effect the proposed amendments to the Note Terms

ASOF	the Australian Special Opportunity Fund LP, an investment company managed by the New York-based investment fund manager, The Lind Partners, LLC

ASOF Convertible Security	the unquoted unsecured convertible security issued to ASOF on 28 December 2011 which was approved by Shareholders on 8 December 2011

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes, dated 31 July 2009

Company	Metal Storm Limited ABN 99 064 270 006

Completion	completion of the Share issues and Secured Note conversions and redemptions and other obligations under the Umbrella Deed and, unless the context otherwise provides, the Luxinvest Agreement

Conversion Notes	has the meaning given to that term in section 3.1 of Part A of the Explanatory Statement

Corporations Act	Corporations Act 2001 (Cth)

Debt Forgiveness	the proposed forgiveness by ASOF of approximately $1.5 million of Face Value of the Secured Notes it has purchased from Harmony Investment Fund Limited, as described in section 3.1 of Part A of the Explanatory Statement

Deposit	has the meaning given to that term in section 3.1 of Part A of the Explanatory Statement

Director	a director of the Company

Explanatory Statement	the explanatory statement containing this glossary which is attached to the Notice of Meeting

Face Value	$0.135 per Note

Fee Shares	has the meaning given to that term in section 3.1 of Part A of the Explanatory Statement

Forgiveness Notes	has the meaning given to that term in section 3.1 of Part A of the Explanatory Statement

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc. (a US company owned 49% by the Company)

Independent Expert	Vincents Corporate Advisory Pty Ltd

6600772/18	Page 22 of 28

Independent Expert’s Report	the independent expert’s report from the Independent Expert on the transactions the subject of the Resolution

Interest Bearing Note Holders	persons who are recorded in the register of Interest Bearing Notes maintained by or on behalf of the Company as the holders of Interest Bearing Notes

Interest Bearing Notes	the Company’s existing convertible notes which bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTG

Initial Luxinvest Subscription Agreement	the single converting security issued to Luxinvest under the Umbrella Deed on the terms described in section 2.1 of Part A of the Explanatory Statement

Luxinvest	Luxinvest Capital Advisors S.A

Luxinvest Agreement	the subscription agreement between the Company and Luxinvest dated 18 April 2012, as amended by the Umbrella Deed

Luxinvest Converting Security	the single converting security to be issued to Luxinvest under the Umbrella Deed on the terms described in section 3.6 of Part A of the Explanatory Statement

Luxinvest Conversion Shares	the Shares to be issued on conversion of the Luxinvest Converting Security

Luxinvest Tranche 1 Shares	has the meaning given in line one of the table in section of 2.2 of Part A of the Explanatory Statement

Luxinvest Tranche 2 Shares	has the meaning given in line two of the table in section of 2.2 of Part A of the Explanatory Statement

Note Holder Resolution	the resolution of Note Holders required to effect the amendments to the Note Terms, as described in section 1.2(d) of Part B and Part D of the Explanatory Statement

Note Holders	persons whose names are entered in the register of Secured Notes or Interest Bearing Notes (as the context requires), maintained by or on behalf of the Company

Note Terms	terms which govern the Notes as amended from time to time

Notes	the Interest Bearing Notes and the Secured Notes

Notice of Meeting	the notice of meeting dated 15 June 2012

Original Notes	the convertible notes issued under the Trust Deed on or about 1 September 2006 which became Interest Bearing Notes on 31 July 2009

Quarter	each period of three months ending on 31 March, 30 June, 30 September and 31 December in each year

Redemption Notes	has the meaning given to that term in section 3.1 of Part A of the Explanatory Statement

Resolution	the resolution contained in the Notice of Meeting

Secured Notes	the Company’s existing convertible notes which are secured by the Charge, do not bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTGA

6600772/18	Page 23 of 28

Secured Note Holders	persons who are recorded in the register of Secured Notes maintained by or on behalf of the Company as the holders of Secured Notes

Shareholders	persons whose names are entered in the register of holders of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Subscription Shares	has the meaning given to that term in section 3.1 of Part A of the Explanatory Statement

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee as amended from time to time

Trustee	ANZ Trustees Limited ABN 33 006 132 332

Umbrella Deed	the Umbrella Deed – Secured Notes and Convertible Security Agreement between the Company, Luxinvest, ASOF and Hopgood Ganim dated on 18 April 2012

voting power	has the meaning given to that term in the Corporations Act

VWAP	volume weighted average price

6600772/18	Page 24 of 28

Part D: Summary of proposed amendments to the Note Terms

The Note Terms are proposed to be amended so that

•	the Company can redeem the Redemption Notes from ASOF for $1.7 million cash; and

•	ASOF can convert the Conversion Notes into 1,555,555,500 Shares at an issue price of $0.0009.

The table describes the changes to be made to the provisions of the Trust Deed. Unless otherwise defined in the Explanatory Statement, capitalised terms in the following table have the meaning given to them in the Note Terms.

Clause reference	Summary of amendment
1.1. Definition of Conversion Notes	This is a definition of the Notes which ASOF has agreed to convert on Completion. It is referred to in the amended clause 7.

1.1. Definition of Redemption Amount	This is a definition of the amount for which ASOF has agreed the Redemption Notes will be redeemed on Completion. It is referred to in the amended clause 6.

1.1. Definition of Redemption Notes	This is a definition of the Notes which ASOF has agreed will be redeemed on Completion. It is referred to in the amended clause 6.

1.1. Definition of Umbrella Deed	This is a definition of the deed under which ASOF has agreed to the redemption of the Redemption Notes and conversion of the Conversion Notes. It is referred to in the amended clause 6.1.

2(f) Background	This new clause has been inserted to refer to the approval of Note Holders to amend the Note Terms to permit the redemption of the Redemption Notes and conversion of the Conversion Notes in accordance with the Umbrella Deed.

6.3 Redemption on Maturity Date	This clause has been inserted to grant the Company the power to redeem the Redemption Notes for $1.7 million on Completion in accordance with the terms of the Umbrella Deed.

7 Conversion	This clause has been amended to facilitate the conversion of the Conversion Notes. The amendments will allow the Conversion Notes to be converted into Shares on Completion for $0.0009 per Share in accordance with the terms of the Umbrella Deed.

6600772/18	Page 25 of 28

Part E: Pro-forma Balance Sheet

The pro-forma balance sheet presented below is based on the audited statement of financial position of the Group as at 31 December 2011. The columns entitled Other Transactions and Contemplated Transaction have not been audited or reviewed.

Metal Storm Limited Pro-Forma Balance Sheet

	31 December 2011 $	Other Transactions $		Contemplated Transaction $		After $
Assets
Current assets
Cash and cash equivalents	480,672	700,000	[4]	2,600,000	[5]	3,780,672
Trade and other receivables	236,998					236,998

Total current assets	717,670					4,017,670

Non-current assets
Trade and other receivables	78,452					78,452
Property, plant and equipment	284,295					284,295

Total non-current assets	362,747					362,747

Total assets	1,080,417					4,380,417

Liabilities
Current liabilities
Trade and other payables	1,072,109					1,072,109
Conversion derivative	18,867	4,089,924	[1]	(2,590,504)[6]		1,518,287
Non-interest bearing loans and borrowings	14,701,159	(9,064,501)[1]		(4,771,769)[6]		864,889
Interest-bearing loans and borrowings	4,364,860	(2,730,804)[1]				1,634,056

Total current liabilities	20,156,995					5,089,341

Non-current liabilities
Convertible Securities	900,000	(900,000)[2]				—
Other	15,109					15,109

Total non-current liabilities	915,109					15,109

Total liabilities	21,072,104					5,104,450

Net assets	(19,991,687)					(724,033)

Equity
Contributed equity	81,926,463	1,600,000	[3]	5,166,501	[7]	88,692,964
Reserves	12,799,382					12,799,382
Accumulated losses	(114,717,532)	7,705,381	[1]	4,795,772	[8]	(102,216,379)

Total equity	(19,991,687)					(724,033)

6600772/18	Page 26 of 28

Notes

Capitalised terms in these Notes have the meaning given to them in the Explanatory Statement.

1.	The Notes are initially recognized at fair value and carried at amortised cost. Due to amendments to the Note Terms approved by Note Holders and Shareholders of the Company on 12 January 2012, the accounting standards require the Notes to be treated as if the debt was extinguished and re-issued. This means marking the Notes to their fair value and recognizing the difference as a gain or loss in the income statement. The Notes in this pro-forma have been marked to their fair value as at 12 January 2012.

2.	This entry represents the conversion of the entire face value of the ASOF Convertible Security and a convertible security held by Andrew Doyle (which has occurred since 31 December 2011).

3.	This entry represents the issue of the Luxinvest Tranche 1 Shares (437,500,000) and Shares under the Initial Luxinvest Subscription Agreement (437,500,000).

4.	This entry represents the net increase in cash and cash equivalents that have and will result from the issue of the Luxinvest Tranche 1 Shares and Shares under the Initial Luxinvest Subscription Agreement:

Initial Luxinvest Subscription Agreement	350,000
Luxinvest Tranche 1 Shares	350,000
TOTAL	700,000

5.	This entry represents the net increase in cash and cash equivalents that will result from the following transactions the subject of the Luxinvest Agreement and the Umbrella Deed:

Luxinvest Tranche 2 Shares	3,900,000
Subscription Shares	100,000
Luxinvest Converting Security	300,000
Consideration for debt forgiveness notes	(1,700,000)
TOTAL	2,600,000

6.	These entries represent the redemption of the Redemption Notes, the conversion of the Conversion Notes and the forgiveness of the Forgiveness Notes on Completion of the Umbrella Deed. The redemption of the Redemption Notes ($5,549,307) and the forgiveness of the Forgiveness Notes ($946,465) will be reflected in the income statement while the conversion of the Conversion Notes ($866,501) will be shown in equity (see notes 7 and 8).

7.	This entry represents the new Shares issued as a result of the issue of the Luxinvest Tranche 2 Shares, the Fee Shares, the Subscription Shares and the Luxinvest Conversion Shares to Luxinvest (up to 5,625,000,000 Shares) and the conversion of the Conversion Notes by ASOF (1,555,555,500 Shares).

6600772/18	Page 27 of 28

8.	This entry represents the net gain achieved as a result of the redemption of the Redemption Notes ($5,549,307) and the forgiveness of the Forgiveness Notes ($946,465), as offset by the consideration paid for the Redemption Notes ($1,700,000).

9.	Other than in relation to Shares to be issued and Notes to be converted, redeemed and forgiven in accordance with the Umbrella Deed and the Luxinvest Agreement, this pro-forma balance sheet does not take into account any Shares issued by the Company (whether on the conversion of Notes or otherwise) or Notes converted by Note Holders after 8 June 2012 (being the last practicable date prior to the date of the Notice of Meeting).

10.	This pro-forma balance sheet does not contain any adjustment or amendment or otherwise updates in any way the statement of financial position of the Group as at 31 December 2011 except to the extent set out in these notes as a result of the issue of Shares and the conversion, redemption and forgiveness (as applicable) of Notes and other convertible and converting securities.

6600772/18	Page 28 of 28